

April 8, 2011

Rodney Bingham
President
Thermon Group Holdings, Inc.
100 Thermon Drive
San Marcos, TX 78666

> **Re: Thermon Group Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Amended April 1, 2011**
> **File No. 333-172007**

Dear Mr. Bingham:

We have limited our review of your filing and your correspondence dated April 8, 2011 to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

1. We refer to the third paragraph of your proposed "Recent Development" disclosure which addresses the reasons you are unable to provide an estimate of the net income (loss) figure for the fourth quarter of fiscal 2011. Please revise to disclose the expected Income (loss) before provision for income tax figure for the fourth quarter of fiscal 2011 or revise to explain why you are not able to disclose an estimated range for this GAAP figure. Please also tell us why you are presently unable to calculate the transaction costs incurred in connection with this offering, or determine a reasonably narrow range for these costs. Also, please expand your discussion of expected results to address results for the entire fiscal 2011 period.

General

2.   We note your response to prior comment 1 and that you have not yet responded to comment 31 from our letter dated March 1, 2011. We will continue to evaluate your response to that comment after you have revised to provide the requested disclosure.

Our existing stockholders . . ., page 28

3.   As a result of your revisions in response to prior comment 6, this risk factor appears to discuss multiple independent risks. Please revise to discuss the risk mentioned in the second paragraph in a separate, appropriately captioned risk factor.

Manufacturing, page 86

4.   Your revisions in response to prior comment 9 imply that your current production capabilities at the San Marcos facility are inadequate for your expected business needs during the next five years and that you anticipate increased sales of your products during that time period. If so, please tell us where in your document you discuss those known trends.

Composition of the board . . ., page 95

5.   Given the changed composition of your board and committees, please revise to clarify why you believe you will need to rely on transition provisions regarding exchange listing standards applicable to committees, as implied by the first paragraph.

Annual Bonuses, page 99

6.   We note your new disclosure that bonuses have not yet been determined. Please refer to Compliance and Disclosure Interpretation, Regulation S-K, Question 217.11, and revise your disclosure accordingly. Ensure your revised disclosure clearly explains how bonuses will be determined and what you mean by "achievement against [your] fiscal 2011 budget." Please also revise the first table on page 110 to include the information required by Item 402(d)(2)(iii) of Regulation S-K with respect to the annual bonuses.

Rodney Bingham and George Alexander, page 103

7.   Please revise to clarify the reasons for the increased base salaries mentioned in the second paragraph.

2011 Summary Compensation Table, page 108

8. We note from your disclosure on page 102 that the options you granted have performance objectives. Please revise to clarify how you addressed the disclosures required by the last sentence of Instruction 3 to Item 402(c)(2)(v) and (vi) of Regulation S-K.

9. We refer to your disclosure on page 101. Please revise to disclose the values attributable to the accelerated vesting of the P Units.

Principal and Selling Stockholders, page 114

10. We note your revisions in response to prior comment 12. The table in your April 8 correspondence indicates that no selling stockholder will sell shares pursuant to the exercise of the over-allotment option, contrary to note 3 to the table and your disclosure on the prospectus cover page. Please reconcile.

11. We note that all outstanding options will vest and become exercisable immediately prior to this offering. Please tell us how your table accounts for those securities. As one example, the option grants to Messrs. Goodrich and Sorrentino mentioned on page 97 do not appear to be included.

Exhibits

12. Please file a complete version of Exhibit 10.25; we note that it currently omits Exhibit A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Gary Newberry at (202) 551-3761 or Lynn Dicker at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or Geoff Kruczek, Senior Attorney, at (202) 551-3641 with any other questions.

Sincerely,

Amanda Ravitz
Assistant Director

cc (via fax):   Robert L. Verigan, Esq. – Sidley Austin LLP